SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period March 21, 2007 to March 30, 2007
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________________]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing the filing of year end disclosure documents and Annual Meeting.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
March 30, 2007	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES FILING OF YEAR END
DISCLOSURE DOCUMENTS AND ANNUAL MEETING
(Calgary, March 30, 2007) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, filed its audited Consolidated Financial Statements for the year ended December 31, 2006 and related Management’s Discussion and Analysis with Canadian securities regulatory authorities on March 19th, 2007. Pengrowth has now also filed its Annual Information Form for the year ended December 31, 2006, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. In addition, Pengrowth has filed its Form 40-F with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via www.sedar.com and www.sec.gov/edgar.shtml. These documents are also available on Pengrowth’s website at www.pengrowth.com.
To request a hard copy of Pengrowth’s audited Consolidated Financial Statements free of charge, please email Pengrowth’s investor relations department at: investorrelations@pengrowth.com,
Pengrowth’s Annual and Special Meeting is expected to be held on Monday, June 11, 2007 at 3:00 p.m. Mountain Time in the McMurray Room, Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, Canada.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051